Exhibit 99.2

Deloitte S.L. Américo Vespucio, 13 Isla de la Cartuja 41092 Sevilla España Tel.: +34 954 48 93 00 Fax: +34 954 48 93 10 www.deloitte.es

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

REPORT ON LIMITED REVIEW OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of

Abengoa, S.A., at the request of the Board of Directors:

Introduction

We have performed a limited review of the accompanying interim condensed consolidated financial statements (“the interim financial statements”) of Abengoa, S.A. (“the Parent”) and Subsidiaries (“the Group”), which comprise the condensed consolidated statement of financial position at 30 September 2014 and the related condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of changes in equity, condensed consolidated statement of cash flows and explanatory notes thereto for the nine-month period then ended. The Parent’s directors are responsible for the preparation of these interim financial statements in accordance with the requirements of International Accounting Standard (IAS) 34, Interim Financial Reporting, as adopted by the European Union, for the preparation of interim condensed financial information, in conformity with Article 12 of Royal Decree 1362/2007. Our responsibility is to express a conclusion on these interim financial statements based on our limited review.

Scope of the review

Our limited review was performed in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A limited review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying certain analytical and other review procedures. A limited review is substantially less in scope than an audit conducted in accordance with the audit regulations in force in Spain and, consequently, it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the accompanying interim financial statements.

Conclusion

As a result of our limited review, which under no circumstances may be considered to be an audit of financial statements, nothing came to our attention that might cause us to believe that the accompanying interim financial statements for the nine-month period ended 30 September 2014 have not been prepared, in all material respects, in accordance with the requirements of International Accounting Standard (IAS) 34, Interim Financial Reporting, as adopted by the European Union, pursuant to Article 12 of Royal Decree 1362/2007, for the preparation of interim condensed financial statements.

Deloitte S.L. Inscrita en el Registro Mercantil de Madrid, tomo 13.650, sección 8a, folio 188, hoja M-54414, inscripción 96a. C.I.F.: B-79104469. Domicilio social: Plaza Pablo Ruiz Picasso, 1, Torre Picasso, 28020, Madrid.

Emphasis of matter paragraph

We draw attention to Note 2 to the accompanying interim condensed consolidated financial statements, which indicates that the aforementioned accompanying interim financial statements do not include all the information that would be required for a complete set of consolidated financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union and, therefore, the accompanying interim financial statements should be read in conjunction with the Group’s consolidated financial statements for the year ended 31 December 2013. This matter does not qualify our conclusion.

Report on other legal and regulatory requirements

The accompanying interim consolidated directors’ report for the nine-month period ended 30 September 2014 contains the explanations which the Parent’s directors consider appropriate about the significant events that took place in that period and their effect on the interim financial statements presented, of which it does not form part, and about the information required under Article 15 of Royal Decree 1362/2007. We have checked that the accounting information in the interim consolidated directors’ report is consistent with that contained in the interim financial statements for the nine-month period ended 30 September 2014. Our work was confined to checking the interim consolidated directors’ report with the aforementioned scope, and did not include a review of any information other than that drawn from the accounting records of Abengoa, S.A. and Subsidiaries.

Paragraph on other matters

This report was prepared at the request of the Parent’s directors in relation to the publication of the interim financial reporting as of 30 September 2014 required by Article 35 of Spanish Securities Market Law 24/1988, of 28 July, implemented by Royal Decree 1362/2007, of 19 October.

Deloitte, S.L.

Manuel Arranz Alonso

November 13, 2014